UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

	Jacobs Engineering Group, Inc.
(Name of Issuer)

	Common Stock without Par Value
(Title of Class of Securities)

	469814-10-7
(CUSIP Number)

Sherry Wilzig Izak, Chairman, 921 Bergen Avenue, Jersey City, NJ 07306
							(201) 420-2796
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  February 15, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


	1)	Names of Reporting Persons (S.S. or I.R.S. Identification Nos.
    of Above Persons):

	Wilshire Oil Company of Texas-I.D. No. 84-0513668



	2)	Check the Appropriate Box if a Member of a Group (See
    Instructions):

		(a)	Not

		(b) 	Applicable



	3)	SEC Use Only



	4)	Source of Funds (See Instructions):

		wc



	5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e):

		Not Applicable


	6)	Citizenship or Place of Organization:

		Delaware



	Number of	  	7)	Sole Voting Power:			1,482,760
	Shares Bene-
	 ficially		 	8)	Shared Voting Power:				0
	Owned by
	Each Report-	9)	Sole Dispositive Power:		1,482,760
	 ing Person
	With:			    10) Shared Dispositive Power:			0



	11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

	1,482,760



	12)	Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):

		Not Applicable



	13)	Percent of Class Represented by Amount in Row 11

		6.00%


	14)	Type of Reporting Person

		CO



	The statement on Schedule 13D relating to the common stock, without par value (the "Shares"), of Jacobs Engineering Group, Inc. ("Jacobs") of
 Wilshire Oil Company of Texas (the "Company") filed April 21, 1986, amended by Amendment No. 1 filed May 15, 1986, Amendment No. 2 filed October 31,
 1986, Amendment No. 3 filed February 20, 1987, Amendment No. 4 filed March 5, 1987, Amendment No. 5 filed February 17, 1988, Amendment No. 6 filed
 October 23, 1990, Amendment No. 7 filed May 20, 1992 and Amendment No. 8 filed January 6, 1993, is further amended as follows:

Item 5.	Interest in Securities of the Issuer.

	On or about December 15, 1993, the Company purchased 2,000 Shares in the open market at a price of $22.75 per share. On or about December 16, 1993, the Company puchased 6,000 shares in the open market at a price of $22.50 per share.  On or about December 16, 1993, the Company purchased 2,000
 Shares in the open market at a price of $22.375 per share.   On or about
 December 17, 1993, the Company purchased 3,000 Shares in the open market at a price of $22.25 per share. On or about December 20, 1993, the Company purchased 3,000 Shares in the open market at a price of $22.625 per share.
 On or about December 21, 1993, the Company purchased 3,000 Shares in the open market at at price of $22.375 per share. On or about December 31, 1993, the Company purchased 3,000 Shares in the open market at a price of $23.875 per share. On or about December 31, 1993, the Company sold 90,000 Shares in the open market at a price of $23.656 per share. On or about February 15, 1994, the Company sold 50,000 Shares in the open market at a price of $26.375 per share.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to the statement is true, complete and correct.

	WILSHIRE OIL COMPANY OF TEXAS



	By:/s/ Sherry Wilzig Izak
	Sherry Wilzig Izak
	Chairman of the Board

Dated:  March 23, 1994